October 30, 2008

VIA EDGAR

Jim O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Equity Funds
Registration Statement on Form N-14 Filed on October 1, 2008 (the “Registration Statement”)
Securities Act File No. 333-153767

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with Mary C. Carty and Anthony Geron of this office regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SunAmerica International Equity Fund (the “International Equity Fund”), a series of SunAmerica Equity Funds, of all of the assets and liabilities of the Focused International Equity Portfolio (the “Focused International Portfolio” and together with the International Equity Fund, the “Funds” and each, a “Fund”), a series of SunAmerica Focused Series, Inc. (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. The Registrant intends to file a pre-effective amendment containing the revised disclosure and exhibit referenced in Comment No. 1 and an acceleration request pursuant to the telephone conversation with Ms. Carty and Mr. Geron on October 21, 2008.

Comment No. 1: The consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, contains a wrong date. The consent refers to the PricewaterhouseCoopers report “dated December 18, 2008.” The consent should reference the report dated December 18, 2007.

Response: This incorrect date is the result of a typographical error on the Edgarized version of the consent. The original signed copy received from PricewaterhouseCoopers is correctly dated. A corrected consent will be filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

Comment No. 2: In the question entitled “Will I have to pay any federal taxes as a result of the Reorganization?” in the Questions and Answers section, it states that a portion of the portfolio holdings of the Focused International Portfolio is expected to be sold in connection with the Reorganization. Please provide further disclosure as to the estimated portfolio transaction cost per share and/or the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response: An accurate estimate will not be able to be provided until closer to the closing of Reorganization. As disclosed in the pro forma financial statements, as of March 31, 2008, all of the securities of the Focused International Portfolio would comply with the compliance guidelines and/or investment restrictions of the International Equity Fund. However, securities may be sold due to differing management style. As a result, the disclosure in the answer to the above-referenced question has been revised to state that “[a] portion of the portfolio holdings of the Focused International Portfolio may be sold in connection with the Reorganization.”

Comment No. 3: In the section entitled “Summary – Background and Reasons for the Proposed Reorganization,” it states that one of the factors considered by the Board of Directors with regard to the Reorganization includes the fact that AIG SAAMCo, AIGGIC or their affiliates will pay the expenses incurred in connection with the preparation of the Combined Prospectus/Proxy Statement. Please provide the estimated total cost of the proposed Reorganization.

Response: Disclosure of the estimated total cost of the proposed Reorganization has been added to the section entitled “Information About the Reorganization – Expenses of the Reorganization.”

Comment No. 4: Under the requirements of Form N-1A, the expense percentages disclosed in the Fee Table should be based on amounts incurred during a Fund’s most recent fiscal year. Expense percentages in the Registration Statement’s Fee Table may be based on amounts incurred as of a more recent date if this information is not materially different from the percentages that would be provided in the Fee Table if it were based on amounts incurred during each Fund’s most recent fiscal year. Please confirm that the expense percentages provided in the Fee Table are not materially different than the percentages that would be provided if the Fee Table were based on amounts incurred during each Fund’s most recent fiscal year.

Response: The expense percentages in the Fee Table, which are based on amounts incurred for the year ended March 31, 2008, are not materially different than the expense percentages that would be displayed if the Fee Table were based on amounts incurred by each Fund during the fiscal years ended September 30, 2007 and October 31, 2007, as applicable.

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

Comment No. 5: Please confirm that the acquired fund fees and expenses referenced in footnotes 7 and 8 to the Fee Table are less than one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response: The acquired fund fees and expenses referenced in footnotes 7 and 8 to the Fee Table are less than one basis point.

Comment No. 6: Consider modifying the language in the introductory paragraph to the expense examples to indicate that net expense ratios were used because of the contractual waivers that are in place.

Response: In order to highlight that net expense ratios were used in the calculations for the expense examples, the last sentence to the introductory paragraph to the examples has been modified to state (with the new disclosure underlined):

“Although actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, an investor’s costs would be:”

Comment No. 7: In the section entitled “Other Information – Capitalization” consider including a “Pro Forma Adjustments” column to the capitalization table similar to what is used in the pro forma financial statements in the Statement of Additional Information.

Response: A “Pro Forma Adjustments” column has been added to the Capitalization table.

Comment No. 8: In the proposed Reorganization, the International Equity Fund, the acquiring fund, has a significantly smaller asset size than the Focused International Portfolio, the acquired fund. In light of this, please provide the Staff with an accounting survivor analysis.

Response: The following is an analysis concluding the accounting survivor for the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting and performance survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. The International Equity Fund is currently advised by AIG SAAMCo and subadvised by AIG Global Investment Corp. (“AIGGIC”). AIGGIC will continue to serve as the subadviser to the International Equity Fund after the Reorganization.

Portfolio Composition: The strategies and techniques of the International Equity Fund will be the strategies and techniques of the surviving fund, resulting in a portfolio composition most like that of the International Equity Fund.

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

Investment Objectives, Policies and Restrictions: The investment objectives of the Focused International Portfolio and the International Equity Portfolio are similar. The Focused International Portfolio seeks long-term growth of capital, while the International Equity Fund seeks capital appreciation. The Funds, however, employ certain differing investment strategies to achieve their respective objectives. The investment objectives, policies and restrictions of the International Equity Fund will be those of the surviving fund.

Expense Structure: The expense structure of both Funds is similar. The expense structure of International Equity Fund will be the expense structure of the surviving fund.

Asset Size: As of September 30, 2008 the International Equity Fund had net assets of $75,341,591, while the Focused International Portfolio had net assets of $215,183,273.

For these reasons, the International Equity Fund will be the accounting survivor. While the asset size of the International Equity Fund is smaller as of the date noted above, the portfolio management team; portfolio composition; investment objectives, policies and restrictions of the surviving fund and expense structure will be those of the International Equity Fund.

Comment No. 9: On page 1 of the Combined Prospectus/Proxy Statement it states that “[t]he Focused International Portfolio and International Equity Fund, however, employ certain differing investment strategies to achieve their objectives.” Please provide disclosure regarding the differing investment strategies.

Response: The Registrant has added disclosure akin to the disclosure regarding differing investment strategies provided in other sections of the Combined Prospectus/Proxy Statement. Specifically, the disclosure following the above-referenced sentence has been revised to read (with the new disclosure underlined):

The principal difference between the investment strategies of the Funds is that the Focused International Portfolio, unlike the International Equity Fund, uses a focused strategy. A focused strategy is one in which an investment adviser actively invests in a small number of holdings which constitute its favorite stock-picking ideas at any given moment. For more information on each Fund’s investment strategies see “Summary – Investment Objectives and Principal Investment Strategies” below.

Comment No. 10: The section entitled “Summary – Investment Objectives and Principal Investment Strategies” states that “[t]he International Equity Fund’s investments may include investments in securities of emerging market countries. However, investments in emerging market countries will not exceed 30% of the International Equity Fund’s net assets.” Please disclose the Focused International Portfolio’s policy regarding investments in securities of emerging markets countries.

Response: The following sentence has been added as the third sentence to the second paragraph under the subheading “Principal Investment Strategies and Techniques” of the section entitled “Summary – Investment Objectives and Principal Investment Strategies:”

“The Focused International Portfolio’s investments may include investments in securities of emerging market countries.”

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

Comment No. 11: Please disclose the portfolio turnover rates of each Fund. If one Fund has a portfolio turnover rate that is significantly higher than the other Fund, please provide appropriate disclosure. If necessary, provide disclosure regarding the tax consequences of a high turnover rate.

Response: There is no significant difference between the portfolio turnover rates of the Funds. For the fiscal year ended September 30, 2007, the portfolio turnover rate for the International Equity Fund was 132%, and for the fiscal year ended October 31, 2007, the portfolio turnover rate for the Focused International Portfolio was 92%. The following disclosure has been added under the subheading “Principal Investment Strategies and Techniques” in the section entitled “Summary – Investment Objectives and Principal Investment Strategies:”

“Active trading means that a Fund may engage in frequent trading of portfolio securities to achieve its investment goal. Active trading may result in high portfolio turnover and correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by a Fund and could affect performance. For the fiscal year ended September 30, 2007, the portfolio turnover rate for the International Equity Fund was 132%, and for the fiscal year ended October 31, 2007, the portfolio turnover rate for the Focused International Portfolio was 92%. Higher portfolio turnover may decrease the after tax return to shareholders if it results in the realization of net capital gains, which may be taxable when distributed to shareholders. In addition, because a Fund may sell a security without regard to how long it has held the security, active trading may involve a possible increase in short-term capital gains or losses. Distributions of a Fund’s net realized short-term capital gains are taxable to shareholders as ordinary income. During periods of increased market volatility, active trading may be more pronounced.”

Comment No. 12: In the section entitled “Summary – Background and Reasons for the Proposed Reorganization,” the factors considered by the Board of Directors with regard to the Reorganization are listed. Please include a discussion of the conclusions of the Board of Directors in relation to each factor listed.

Response: The conclusions reached by the Board of Directors based on the factors it considered with regard to the Reorganization are disclosed in the section entitled “Information About the Reorganization – Reasons for the Reorganization.”

Comment No. 13: In light of the recent market turmoil, include a comparison of the performance of each Fund as of September 30, 2008.

Response: The requested disclosure has been added. The year-to-date returns of each Fund listed below the performance tables have been updated to be as of September 30, 2008.

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

Comment No. 14: It is noted that each of the Funds is non-diversified. However, due to its use of a focused strategy, the Focused International Portfolio is inherently more concentrated. Disclose each Fund’s level of concentration. It is disclosed that the Focused International Portfolio will generally hold up to a total of 60 securities. Please provide information regarding the number of securities that the International Equity Fund will generally hold.

Response: As of September 30, 2008, the International Equity Fund held 81 securities, and the Focused International Portfolio held 32 securities. The International Equity Fund does not have any policy restrictions regarding the number of securities it may hold at any time, however, it generally holds between 50-80 securities.

The following sentence has been added under the subheading “Principal Investment Strategies and Techniques” in the section entitled “Summary – Investment Objectives and Principal Investment Strategies:”

Due to its use of a focused strategy, the Focused International Portfolio will generally have a higher level of concentration that the International Equity Fund.”

Comment No. 15: State the extent to which each Fund may invest in derivatives and the purpose for which each Fund engages in derivative investing.

Response: Each Fund is permitted to invest in derivatives for hedging purposes and to enhance income. Each Fund generally limits its investments in derivatives to currency transactions as a hedge against exchange rate fluctuations. The Registration Statement accurately depicts derivatives as a non-principal risk of each Fund.

Comment No. 16: Disclose each Fund’s market capitalization investment policy, if any. State whether the International Equity Fund tends to invest in more large-cap companies than the Focused International Portfolio.

Response: Neither Fund has a policy that limits investments to issuers of a certain market capitalization. Both Funds may invest in small- and mid-cap companies, however, they both generally hold larger cap companies. As of September 30, 2008, each Fund maintained a substantially similar weighted average market capitalization. We do not feel that any additional disclosure is necessary.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Securities and Exchange Commission

Division of Investment Management

Attn: Jim O’Connor, Esq.

October 30, 2008

cc:	Kathleen Fuentes, Esq.
Mary C. Carty, Esq.
Anthony Geron, Esq.